                                                                   EXHIBIT 99(b)
                                                                   -------------

                                             MPW INDUSTRIAL SERVICES GROUP, INC.
                                                         9711 LANCASTER RD. S.E.
                                                              HEBRON, OHIO 43025



AT THE COMPANY:                              AT THE FINANCIAL RELATIONS BOARD:
Daniel P. Buettin                            Jeffrey A. Wilhoit
Vice President & Chief Financial Officer     Vice President & Account Manager
MPW Industrial Services Group, Inc.          The Financial Relations Board
9711 Lancaster Rd., S.E.                     875 North Michigan Avenue
Hebron, Ohio 43025                           Chicago, Illinois 60611
(740) 927-8790                               (312) 640-6757


FOR IMMEDIATE RELEASE
TUESDAY, APRIL 25, 2000


            MPW ANNOUNCES DEFINITIVE AGREEMENT FOR EQUITY INVESTMENT
                             IN PENTAGON SUBSIDIARY
                                    ---------


HEBRON, OHIO, APRIL 25, 2000 -- MPW INDUSTRIAL SERVICES GROUP, INC. (NASDAQ:
MPWG) today reported that it has entered into a definitive agreement with Baird Capital Partners (BCP), an investment partnership, providing for the partnership to invest in MPW's subsidiary, Pentagon Technologies Group, Inc. (Pentagon). Subsequent to the close of this transaction, BCP would become the majority owner of Pentagon's capital stock and MPW and Pentagon's management would each retain a minority interest. BCP is an affiliate of Robert W. Baird & Co. Incorporated, one of the nation's largest investment banking firms headquartered outside of New York.

Under the terms of the transaction, MPW will receive payments totaling approximately $22 million, which will be used to repay debt. Upon closing of the transaction, Pentagon will be well capitalized and will complete a new $30 million credit facility to support its acquisition and growth objectives. Pentagon will continue to have its headquarters in Silicon Valley. The transaction is expected to close during the quarter ending June 30, 2000.

"The semiconductor industry is well into a strong growth period that should present real opportunities for Pentagon," said Monte R. Black, Chairman and Chief Executive Officer of MPW. "The access to capital that BCP will provide will give Pentagon the resources and flexibility to take full advantage of its leadership position in a marketplace that is presenting significant opportunities for growth."


                                     -MORE-

MPW INDUSTRIAL SERVICES GROUP, INC.
ADD 1

Commenting on the transaction, Pentagon Chief Executive Officer Frank A. McBride added, "Since the formation of Pentagon over a year ago, we have worked tirelessly to build this group into a leader in contamination control services to the semiconductor industry. With BCP as our partner, we're confident that we can take the company to the next level in pursuit of our growth objectives."

MPW Industrial Services Group, Inc. is a leading provider of integrated, technically-based industrial cleaning and related facilities support services in North America. MPW offers five principal service lines that are integral to a wide variety of manufacturing processes. These five service lines are industrial cleaning and facility maintenance, industrial filtration management, contamination control for cleanroom environments and related services (through Pentagon), industrial container cleaning and industrial process water purification. MPW provides these services to more than 1,200 customers in diverse industries. With headquarters in Hebron, Ohio, MPW has over 27 years of experience and currently has more than 2,200 employees in a network of over 50 offices.

Pentagon, based in Fremont, California, is the leading company providing contamination control solutions primarily to the semiconductor industry and companies with critically clean manufacturing environments. With offices in 10 U.S. locations, Pentagon provides technical services, parts cleaning and coating management, facility cleaning and unique specialized products to help its customers improve both production and yield in the manufacture of products. Pentagon was formed in early 1999 through the acquisition of seven leading companies in their respective fields. Further information may also be obtained at the Company's Internet site: www.pen-tec.com

Baird Capital Partners focuses primarily on private equity investments in attractive U.S-based middle-market companies. In February 2000, BCP closed its third private equity limited partnership raising a total of approximately $175 million. Collectively, BCP and its European affiliate, Granville Baird Capital Partners, have more than $500 million in committed capital. BCP partners with highly motivated, entrepreneurial management teams where its expertise, capital and strong network of resources will complement management's business objectives.

The statements contained in this news release that are forward looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to competitive and other market factors, customer purchasing behavior, general economic conditions and other facets of the Company's business operations. Also, the Company's quarterly results of operations may fluctuate as a result of a number of factors including but not limited to the timing of customer activity and weather conditions. Additional information about these and other risks and uncertainties can be found in "Investment Considerations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999; and in other documents the Company files or has filed with the Securities and Exchange Commission. Further information may also be obtained at the Company's Internet site: www.mpwservices.com.




                                       ###